Brookfield Infrastructure Partners L.P. 73 Front Street, 5th Floor Hamilton, HM 12 Bermuda

January 5, 2015

Lyn Shenk

Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3561

Mail Stop 3561

Re:	Brookfield Infrastructure Partners L.P.

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed March 28, 2014

File No. 001-33632

Dear Mr. Shenk:

We are responding to your letter dated December 29, 2014 to Brookfield Infrastructure Partners L.P. (the “Partnership”). The Staff’s letter sets forth a specific comment regarding the Partnership’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013 (the “Form 20-F”).

For purposes of facilitating the Staff’s review of our responses, the comment is reproduced below in bold typeface.

As noted below in our response, we have supplied the requested clarification. Our agreement to change or supplement the disclosures in our future filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

Item 5: Operating and Financial Review and Prospects

Review of Consolidated Financial Results, page 67

1.	We note that your discussion compares your financial results for the year ended December 31, 2013 to the year ended December 31, 2011 instead of comparing the results for the year ended December 31, 2012 to the results for the year ended December 31, 2011. Please tell us why you believe your current format complies with Item 5.A of Form 20-F, including telling us why you believe your format enhances a reader’s understanding of your results of operations instead of providing a year-to-year comparison of each period to the prior period.

The Partnership respectfully submits that the current format of its Review of Consolidated Financial Results complies with Item 5.A of Form 20-F on the basis that the disclosure avoids unnecessary duplication of information and focuses the reader on information that the Partnership believes is material and incremental to a reader’s understanding of the Partnership’s financial results and business as a whole. In particular, because variances in results between the financial years in question were materially driven by the same factors, additional year-to-year variance analysis was viewed by management to provide to readers insignificant incremental benefit and would largely be duplicative. We are mindful, however, that year-to-year comparisons can be useful in enhancing a reader’s understanding of financial results and, accordingly, we will include such comparisons in future filings.

Brookfield Infrastructure Partners L.P. 73 Front Street, 5th Floor Hamilton, HM 12 Bermuda

As requested, the Partnership hereby acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If there are additional comments or questions, please do not hesitate to contact the undersigned at (416) 956-5180.

Very truly yours,

/s/  Bahir Manios

Bahir Manios

Chief Financial Officer

Brookfield Infrastructure Group L.P.

As manager of Brookfield Infrastructure Partners L.P.

cc:	Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P.

Mile T. Kurta, Torys LLP